# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC., CIK 0001818201
CUSIP: 12510Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Date of event which requires filing of this statement: 03/03/2025
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Amanda McGrady Morrison, Advent International, Prudential Tower 800 Boylston Street, Boston, Massachusetts (MA), 02199-8069, 0

## Reporting persons
- ADVENT INTERNATIONAL, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 97,342,526; sole dispositive power 0; shared dispositive power 97,342,526; aggregate amount beneficially owned 97,342,526 (15% of the class)
  Comment: *Calculation based on 650,573,787 shares of common stock of the Issuer ("Common Stock") outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- ADVENT INTERNATIONAL GP, LLC (CIK 0001984045): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 97,342,526; sole dispositive power 0; shared dispositive power 97,342,526; aggregate amount beneficially owned 97,342,526 (15% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- ADVENT INTERNATIONAL GPE VIII, LLC (CIK 0001713142): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,938,678; sole dispositive power 0; shared dispositive power 25,938,678; aggregate amount beneficially owned 25,938,678 (4% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- CYPRESS INVESTOR HOLDINGS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 71,403,848; sole dispositive power 0; shared dispositive power 71,403,848; aggregate amount beneficially owned 71,403,848 (11% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP (CIK 0001664591): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,258,343; sole dispositive power 0; shared dispositive power 2,258,343; aggregate amount beneficially owned 2,258,343 (0.3% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP (CIK 0001703363): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,680,335; sole dispositive power 0; shared dispositive power 23,680,335; aggregate amount beneficially owned 23,680,335 (3.6% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- CYPRESS INVESTMENT GP, LLC (CIK 0001877315): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 71,403,848; sole dispositive power 0; shared dispositive power 71,403,848; aggregate amount beneficially owned 71,403,848 (11% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- GPE VIII GP S.A.R.L (CIK 0001764293): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,258,343; sole dispositive power 0; shared dispositive power 2,258,343; aggregate amount beneficially owned 2,258,343 (0.3% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.
- GPE VIII GP LIMITED PARTNERSHIP (CIK 0001714525): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,680,335; sole dispositive power 0; shared dispositive power 23,680,335; aggregate amount beneficially owned 23,680,335 (3.6% of the class)
  Comment: *Calculation based on 650,573,787 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CCC INTELLIGENT SOLUTIONS HOLDINGS INC.
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Comment:
Explanatory Statement

This Amendment No. 8 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On March 3, 2025, Cypress Investor Holdings, L.P. ("Cypress Investor"), GPE VIII CCC Co-Investment (Delaware) Limited Partnership ("GPE VIII CCC Co-Investment") and Advent International GPE VIII-C Limited Partnership, ("Advent International VIII-C" and together with Cypress Investor and GPE VIII CCC Co-Investment, the "Advent Funds") sold 30,808,368 shares, 10,217,254 shares and 974,378 shares of Common Stock, respectively, for $10.325 per share (the "February 2025 Offering"), pursuant to that certain Underwriting Agreement, dated as of February 27, 2025, by and among the Advent Funds, the Issuer and the underwriters (the "February 2025 Underwriting Agreement"). In connection with the February 2025 Offering, the Advent Funds entered into customary "lock-up" agreements with the underwriters, dated February 27, 2025 (the "February 2025 Lock-up Agreements"), pursuant to which the Advent Funds generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, during the period commencing on February 27, 2025 and ending on March 29, 2025, without prior written consent from at least two of the underwriters.

The foregoing descriptions of the February 2025 Underwriting Agreement and the February 2025 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the February 2025 Underwriting Agreement, a copy of which is attached as Exhibit 99.1, and a form of the February 2025 Lock-up Agreement attached as Exhibit A to the February 2025 Underwriting Agreement, both of which are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 3, 2025, the Reporting Persons beneficially owned in the aggregate 97,342,526 shares of Common Stock, which represents approximately 15.0% of the outstanding shares (based on 650,573,787 shares of Common Stock of the Issuer outstanding as of February 24, 2025, as reported in the Issuer's prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on February 28, 2025, the "Outstanding Shares").

(b) The Reporting Persons directly hold or are attributed beneficial ownership of the reported securities as follows:

* 71,403,848 shares are held directly by Cypress Investor;

* 2,258,343 shares are directly held by Advent International VIII-C;

* 23,680,335 shares are directly held by GPE VIII CCC Co-Investment;

* Cypress Investment GP, LLC ("Cypress GP"), as general partner of Cypress Investor, may be deemed to beneficially own the 71,403,848 shares held directly by Cypress Investor;

* GPE VIII GP S.a.r.l ("Advent GP Luxembourg"), as general partner of Advent International VIII-C, may be deemed to beneficially own the 2,258,343 shares held directly by Advent International VIII-C;

* GPE VIII GP Limited Partnership ("Advent GP Cayman"), as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 23,680,335 shares held directly by GPE VIII CCC Co-Investment;

* Advent International GPE VIII, LLC ("Advent VIII GP"), as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 25,938,678 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment; and

* Advent International GP, LLC, as general partner of Advent International, L.P. ("Advent"), and Advent, as manager of Advent VIII GP and managing member of Cypress GP, may each be deemed to beneficially own the 97,342,526 shares held directly by Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment.

The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as previously defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as previously defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the February 2025 Offering, none of the Reporting Persons have effected transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Underwriting Agreement, dated as of February 27, 2025, by and among CCC Intelligent Solutions Holdings Inc., the Selling Stockholders named in Schedule I thereto and BofA Securities, Inc., Goldman Sachs & Co. LLC, Jefferies LLC and J.P. Morgan Securities LLC. (filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K on March 3, 2025, and incorporated herein by reference).

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- ADVENT INTERNATIONAL GPE VIII, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- CYPRESS INVESTOR HOLDINGS, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: /s/ Justin Nuccio, Justin Nuccio, Manager (04/02/2025)
- ADVENT INTERNATIONAL GPE VIII-C LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- CYPRESS INVESTMENT GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- GPE VIII GP S.A.R.L: /s/ Justin Nuccio, Justin Nuccio, Manager (04/02/2025)
- GPE VIII GP S.A.R.L: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)
- GPE VIII GP LIMITED PARTNERSHIP: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (04/02/2025)